Exhibit 7
DENISON MINES CORP.
QUALIFICATION CERTIFICATE
TO:	Ontario Securities Commission as Principal Regulator under National Policy 11-202
This certificate is delivered pursuant to Subsection 4.1(a)(ii) of National Instrument 44-101 - Short Form Prospectus Distributions (“NI 44-101”). The undersigned hereby certifies, in his capacity as an officer of Denison Mines Corp. (the “Corporation”) and not in his personal capacity, that the Corporation is relying on the qualification criteria set out in Section 2.2 of NI 44-101 to file a prospectus in the form of a short form prospectus and that (i) the Corporation has satisfied all of the qualification criteria in Section 2.2 of NI 44-101 and (ii) all of the material incorporated by reference in the preliminary short form prospectus of the Corporation dated March 1, 2011 (the “Prospectus”) and not previously filed is being filed with the Prospectus.
DATED this 1st day of March, 2011.

DENISON MINES CORP.
Per:	Signed by “Ron Hochstein”
	Name:	Ron Hochstein
	Title:	President and Chief Executive Officer